Suite 900- 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

April 26, 2005
File:  100-259(b)

FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Québec

                                Attention:  Statutory Filings

Dear Sirs:

Re:        Material Change Report – Closing of $25.3 Million Financing

Further to our news release issued on April 21, 2005, enclosed herewith is a copy of the Company's Form 51-102F3 Material Change Report regarding the completion of the second and final closing of its previously announced $25.3 million private placement with arms length institutions and investment funds.

We trust you will find the enclosed to be in order.  However, should you require anything further, please do not hesitate to advise the writer.

Yours very truly,

AURIZON MINES LTD.

(Signed)
Julie A. Stokke Kemp
Corporate Secretary

Enclosure(s)

cc/encl:

DuMoulin Black

Attn:  Sargent H. Berner/Mary Collyer (Email)

Aurizon Mines Ltd.
Material Change Report

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company:

AURIZON MINES LTD.
Suite 900 – 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

April 21, 2005

Item 3.

News Release

News release issued pursuant to section 7.1 of National Instrument 51-102 on April 21, 2005, via CCN Matthews – Canada Distribution (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. has successfully completed the final tranche of its previously announced $25.3 million private placement with arms length institutions and investment funds.  As a result, Aurizon has issued an additional 2,750,000 common flow-through shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share, for a total consideration of $5.8 million.

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. has successfully completed the final tranche of its previously announced $25.3 million private placement with arms length institutions and investment funds.  As a result, Aurizon has issued an additional 2,750,000 common flow-through shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share, for a total consideration of $5.8 million.

This financing represents the successful completion of the initial phase of financing required for the recommencement of commercial production at Casa Berardi in accordance with the feasibility study completed in January, 2005.  These proceeds will enable Aurizon to proceed with the installation of the hoist, electrical substation and the construction of the headframe and hoist buildings; initiate shaft sinking; continue underground development including ramping, drifting and raising; continue the extension of the 550 metre track drift east of Zone 113; and continue with the drilling of Zone 113 between 900 and 1,100 metres and the drilling of Zones 118 to 120, as well as 19,000 metres of exploration drilling.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Aurizon Mines Ltd.
Material Change Report

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7.

Omitted Information:

N/A

Item 8.

Executive Officer

Ian S. Walton, Executive Vice-President and Chief Financial Officer
Telephone:  (604) 687-6600
Telecopier:  (604) 687-3932

Item 9.

Date of Report

April 26, 2005

“Signed”

Julie A. Stokke Kemp
Corporate Secretary